EXHIBIT 99.1

Jay S. Hennick Appointed Chairman & Chief Executive Officer of Colliers International Group Inc.

Dylan Taylor Promoted to President and COO

TORONTO and SEATTLE, June 17, 2015 (GLOBE NEWSWIRE) -- Colliers International Group Inc (Nasdaq:CIGI) (TSX:CIG) today announced the appointment of Jay S. Hennick as Chairman and Chief Executive Officer and Dylan Taylor as President and Chief Operating Officer. These appointments follow the resignation of current CEO Douglas Frye.

Hennick, who founded FirstService Corporation, the former parent company of Colliers International, in 1989, and served as its CEO until earlier this month when he led the separation of FirstService into two publicly traded companies, will provide a seamless transition in the key CEO position at Colliers International. Under Hennick's leadership and for more than twenty years, FirstService shareholders achieved a compound annual growth in share value of more than 20%. All operational responsibilities will continue under current Global COO Dylan Taylor, who will also assume the role of President.

Since being acquired by FirstService in 2004, Colliers International has become one of the fastest-growing commercial real estate firms in the world, expanding in size, scale and prominence through significant internal growth and more than 40 acquisitions. Colliers global revenue exceeded $2.3 billion (including affiliates) in 2014 and the Company was ranked 5th among the top 100 outsourcing firms by the International Association of Outsourcing Professionals for the tenth consecutive year, and receiving the highest ratings for service delivery excellence.

"With the recent launch of Colliers International as an independent public company, we're at an exciting, transformational period in our history, and better positioned than ever to accelerate the success of our clients and professionals, while creating value for our shareholders" said Hennick. "Our growth strategy will remain intact; a balance of strong internal growth augmented by strategic acquisitions as we continue to enhance our global platform in key markets around the world. As we look toward the future with great anticipation and excitement, I would like to thank Doug for his years of service and contribution to the company," he concluded.

Newly promoted to President and COO, Taylor previously held the role of chief operating officer, overseeing the global operations of Colliers and its more than 16,300 employees operating out of 502 offices in 67 countries. His deep experience with international markets includes having managed operations in the United States, Europe, China, the Middle East and Latin America. Prior to becoming the COO for Colliers, Taylor previously served as the CEO for the Americas where he led significant growth in both revenue and profitability for the region.

Earlier this month, Colliers International Group Inc. and FirstService Corporation announced the completion of their separation into two independent, publicly traded companies—Colliers International Group Inc. and the new FirstService Corporation. The spinoff established Colliers' place as one of the leading publicly traded commercial real estate firms in the world.

About Colliers International Group Inc.

Colliers International Group Inc.  (Nasdaq:CIGI) (TSX:CIG) is a global leader in commercial real estate services with more than 16,300 professionals operating from 502 offices in 67 countries. With an enterprising culture and significant insider ownership, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include brokerage, global corporate solutions, investment sales and capital markets, project management and workplace solutions, property and asset management, consulting, valuation and appraisal services, and customized research and thought leadership. Colliers International has been ranked among the top 100 outsourcing firms by the International Association of Outsourcing Professionals' Global Outsourcing for 10 consecutive years, more than any other real estate services firm.

For the latest news from Colliers International, visit Colliers.com or follow us on Twitter (@ColliersIntl) and LinkedIn.

Advisory Regarding Forward-Looking Information

Information in this press release that is not a historical fact is "forward-looking information". Words such as "plans", "intends", "outlook", "expects", "anticipates", "estimates", "believes", "likely", "should", "could", "will", "may" and similar expressions are intended to identify statements containing forward-looking information. Forward-looking information in this press release is based on current objectives, strategies, expectations and assumptions which management considers appropriate and reasonable at the time. The forward-looking information in this press release includes, but is not limited to, statements with respect to the expected future attributes of Colliers.

By its nature, forward-looking information is subject to risks and uncertainties which may be beyond the ability of Colliers to control or predict. The actual results, performance or achievements of Colliers could differ materially from those expressed or implied by forward-looking information. Factors that could cause actual results, performance, achievements or events to differ from current expectations include, among others, risks and uncertainties related to: the operations and financial condition of Colliers as a separately traded public company; business cycles, including general economic conditions in the countries in which Colliers operates, which will, among other things, impact demand for services and the cost of providing services; the ability of Colliers to implement its business strategy, including its ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations; changes in foreign exchange rates; increased competition; credit of third parties; changes in interest rates; and the availability of financing. Additional information on certain of these factors and other risks and uncertainties that could cause actual results or events to differ from current expectations can be found in Old FirstService's Annual Information Form for the year ended December 31, 2014 under the heading "Risk Factors" (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Certain risks and uncertainties specific to the arrangement transaction, Colliers and New FirstService are further described in the Management Information Circular of Old FirstService dated March 16, 2015. Other factors, risks and uncertainties not presently known to Colliers or that Colliers currently believes are not material could also cause actual results or events to differ materially from those expressed or implied by statements containing forward-looking information.

Readers are cautioned not to place undue reliance on statements containing forward-looking information that are included in this press release, which are made as of the date of this press release, and not to use such information for anything other than their intended purpose. Colliers disclaims any obligation or intention to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.

CONTACT: Jay S. Hennick
         Chairman & CEO

         John B. Friedrichsen
         CFO

         (416) 960-9500